Exhibit 99.2

Autolus Announces Proposed Public Offering in the United States

LONDON – 8 December 2022 – Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that it has commenced an underwritten public offering of American Depositary Shares (“ADSs”), each ADS representing one ordinary share. All ADSs to be sold in the proposed offering will be offered by Autolus. Autolus also intends to grant the underwriters a 30-day option to purchase up to 15 percent of the ADSs sold in connection with the offering at the public offering price, on the same terms and conditions. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or the actual size or terms of the offering.

Jefferies LLC, William Blair & Company, L.L.C. and Wells Fargo Securities, LLC are acting as joint bookrunners for the offering.

The securities are being offered pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, which, for the avoidance of doubt, will not constitute a “prospectus” for the purposes of the Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in any member state in the European Economic Area. A preliminary prospectus supplement relating to the securities will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to these securities may be obtained for free from the joint book-running managers for the offering, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, at (833) 690-2713 or email a request to cmclientsupport@wellsfargo.com. For the avoidance of doubt, such prospectus will not constitute a “prospectus” for the purposes of Regulation (EU) 2017/1129 and will not have been reviewed by any competent authority in any member state in the European Economic Area.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Autolus

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Autolus’ proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Autolus, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Autolus’ Annual Report on Form 20-F for the year ended December 31, 2021 and other filings Autolus makes with the SEC from time to time. Autolus undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Contacts:

Olivia Manser

+44 (0) 7780 471568

o.manser@autolus.com

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A Noonan

S.A. Noonan Communications

+1-917-513-5303

susan@sanoonan.com